UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

DYNAMIC ALTERNATIVES FUND
(Name of Subject Company (Issuer))

DYNAMIC ALTERNATIVES FUND
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

William A. Leuby

Hamilton Capital, LLC

5025 Arlington Centre Blvd., Suite 300

Columbus, Ohio 43220

(614) 273-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

Pamela M. Krill, Esq.

Godfrey& Kahn, S.C.

833 East Michigan Street, Suite 1800

Milwaukee, Wisconsin 53202

(608) 284-2226

CALCULATION OF FILING FEE

Transaction Valuation: $8,209,189 (a)	Amount of Filing Fee: $1,211.68 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation.

[X]       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify

1

the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 1,211.68

Form or Registration No.: Schedule TO

Filing Party: Dynamic Alternatives Fund

Date Filed: September 27, 2024

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]       third-party tender offer subject to Rule 14d-1.

[X]       issuer tender offer subject to Rule 13e-4.

[_]       going-private transaction subject to Rule 13e-3.

[_]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

2

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Final Amendment related to the Issuer Tender Offer Statement on Schedule TO (“the “Statement”) originally filed on September 27, 2024 by Dynamic Alternatives Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $8,209,189 of shares of beneficial interest (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.       The Offer expired on November 5, 2024, at 11:59 P.M., Eastern Time.

2.        The net asset value of Shares tendered pursuant to the Offer was calculated as of December 31, 2024. The net asset value per share is $10.64.

3.       $837,372.38 in Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. The initial payment of 95% of the amount tendered was paid out on February 4, 2025 (the “Initial Payment”). The second and final payment (the “Final Payment”) is expected to be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date based upon the results of the annual audit of the Fund’s financial statements for the fiscal year ended September 30, 2025, over (ii) the Initial Payment. The Adviser anticipates that the annual audit of the Fund and that the Final Payment will be made as promptly as practicable after the completion of such audit.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

Dynamic Alternatives Fund

By:/s/Zachary Richmond

Name: Zachary Richmond

Title: Treasurer

March 12, 2025

4